UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       AMENDMENT No. 1 TO SCHEDULE 13D ON
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*




                     Sapiens International Corporation, N.V.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                       Common Shares, Hf. $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N7716A102
                  --------------------------------------------
                                 (CUSIP Number)

                                  December 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N7716A102                  SCHEDULE 13G              Page 2 of 8 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Yarnfield International Limited (1)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     1,204,819(2)
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  1,204,819
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,204,819
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.0%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

(1) Yarnfield International Limited is a wholly owned subsidiary of Magnum Technology Limited.

(2) Represents the conversion of 3,334 shares of Series F Preferred Stock into 6,024,096 shares of common stock of the Issuer in December 2002. The Reporting Person effected a one-for-five reverse stock split of its common stock on June 16, 2003.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. N7716A102                 SCHEDULE 13G               Page 3 of 8 Pages

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Magnum Technology Limited (1)
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     1,204,819(2)
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  1,204,819
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,204,819
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.0%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
(1) Magnum Technology Limited is the parent company of Yarnfield International Limited.

(2) Represents the conversion of 3,334 shares of Series F Preferred Stock into 6,024,096 shares of common stock of the Issuer in December 2002. The Reporting Person effected a one-for-five reverse stock split of its common stock on June 16, 2003.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. N7716A102                  SCHEDULE 13G              Page 4 of 8 Pages

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Item 1(a).        Name of Issuer:

                  Sapiens International Corporation N.V.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Yitzhak Rabin Science Park
                  P.O. Box 2211
                  Rehovot 76120, Israel

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  Yarnfield International Limited (the "Reporting Person") c/o Rothschild Corporate Fiduciary Services Limited
                  P.O. Box 472, St. Peter's House, Le Bordage
                  St. Peter's Port, Guernsey, Channel Islands GYI 6AX British Virgin Islands corporation

                  Magnum Technology Limited (the "Parent Company") c/o Rothschild Corporate Fiduciary Services Limited P.O. Box 472, St. Peter's House, Le Bordage
                  St. Peter's Port, Guernsey, Channel Islands GYI 6AX British Virgin Islands corporation

Item 2(d).        Title of Class of Securities:

                  Common Shares, Hf. $1.00 par value

Item 2(e).        CUSIP Number:

                  N7716A102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

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CUSIP No. N7716A102                  SCHEDULE 13G              Page 5 of 8 Pages

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Item 4.   Ownership. As of December 9, 2003:

          1. The Reporting Person and the Parent Company:

          (a) Amount beneficially owned: 1,204,819 shares of Common Stock.

          (b) Percent of Class: 11.0%

          (c) Number of shares as to which such person has:

              (i)    sole power to vote or direct the vote: 0

              (ii)   shared power to vote or direct the vote: 1,204,819

              (iii) sole power to dispose or direct the disposition of: 0

              (iv) shared power to dispose or direct the disposition of: 1,204,819

     Pursuant to a Share Purchase Agreement dated as of January 24, 2001 (the "Share Purchase Agreement") by and among the Reporting Person, the Issuer and Formula Systems (1985) Ltd., the Reporting Person converted 3,334 shares of Series F Preferred Stock held by it into 6,024,096 shares of Common Stock of the Issuer in December 2002. On June 16, 2003, the Issuer effected a one-for-five reverse stock split of its common stock. This results in the total beneficial ownership by the Reporting Person of 1,204,819 shares of common stock.

     Pursuant to the Share Purchase Agreement, the Issuer was obligated to appoint one individual, to be designated by the Reporting Person, to fill a vacancy in the Issuer's Board of Directors. The Reporting Person did not appoint an individual to the Issuer's Board of Directors pursuant to this right granted in the Share Purchase Agreement and no longer has this right to fill any vacancy in the Reporting Person's Board of Directors.

     The Issuer was also granted an option pursuant to the Share Purchase Agreement to purchase up to 3,334 shares of Series F Preferred Stock of the Issuer for an aggregate purchase price of $5,000,000. The option is exercisable, at whole or in part, at any time until December 25, 2003. The Reporting Person transferred its rights under this option in December 2002 and no longer has any rights to exercise this option granted pursuant to the Share Purchase Agreement.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

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CUSIP No. N7716A102                  SCHEDULE 13G              Page 6 of 8 Pages

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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. N7716A102                    SCHEDULE 13G            Page 7 of 8 Pages

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                                    SIGNATURE

          After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

          Dated: December 9, 2003


                                      YARNFIELD INTERNATIONAL LTD.


                                      By:  /s/ Vince Aylward
                                           -------------------------------------
                                      Name:  Vince Aylward
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      By:  /s/ Nicholas Moss
                                           -------------------------------------
                                      Name:  Nicholas Moss
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      MAGNUM TECHNOLOGY LIMITED


                                      By: /s/ Vince Aylward
                                          ---------------------------------
                                      Name:  Vince Aylward
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      By: /s/ Nicholas Moss
                                          ---------------------------------
                                      Name:  Nicholas Moss
                                      Title: Authorized Signatory
                                             First Board Limited - Director

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CUSIP No. N7716A102                  SCHEDULE 13G              Page 8 of 8 Pages

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                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This  Agreement  is filed as an exhibit to this  Amendment  to  Schedule  13D on
Schedule 13G being filed by Yarnfield International Ltd. and Magnum Technology Limited in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


         Dated:  December 9, 2003

                                      YARNFIELD INTERNATIONAL LTD.


                                      By:  /s/ Vince Aylward
                                           -------------------------------------
                                      Name:  Vince Aylward
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      By:  /s/ Nicholas Moss
                                           -------------------------------------
                                      Name:  Nicholas Moss
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      MAGNUM TECHNOLOGY LIMITED


                                      By: /s/ Vince Aylward
                                          ---------------------------------
                                      Name:  Vince Aylward
                                      Title: Authorized Signatory
                                             First Board Limited - Director


                                      By: /s/ Nicholas Moss
                                          ---------------------------------
                                      Name:  Nicholas Moss
                                      Title: Authorized Signatory
                                             First Board Limited - Director